                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                              AMENDMENT NO. 12 TO
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         TRUE NORTH COMMUNICATIONS INC.

                           (Name of Subject Company)

                                 PUBLICIS S.A.

                                    (Bidder)

                   COMMON STOCK, PAR VALUE $.33-1/3 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                  897844 10 6

                     (CUSIP Number of Class of Securities)

                                JEAN-PAUL MORIN
                               c/o PUBLICIS S.A.
                         133, AVENUE DES CHAMPS ELYSEES
                              75380 PARIS, FRANCE
                        TELEPHONE:  011-33-1-44-43-70-00

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                              THOMAS J. KUHN, ESQ.
                             HOWARD, DARBY & LEVIN
                          1330 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK  10019
                           TELEPHONE:  (212) 841-1000

                           CALCULATION OF FILING FEE

  ===========================================================================

                 TRANSACTION VALUATION*  AMOUNT OF FILING FEE**
                 ----------------------  ----------------------
                 $269,357,312                        $53,871.46

  ===========================================================================

* For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 9,619,904 shares of Common Stock, par value $.33-1/3 per share, of True North Communications, Inc. at $28 net per share in cash.

**   1/50 of one percent of the Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or ___ the Form or Schedule and date of its filing.

Amount Previously Paid:    Not Applicable
Form or Registration No.:  Not Applicable
Filing Party:   Not Applicable
Date Filed:     Not Applicable


                               Page 1 of 9 pages
                         Exhibit Index begins on Page 7

                                     14D-1

CUSIP No. 897844 10 6                                          Page 2 of 9 pages

1) Name of Reporting Persons:  PUBLICIS S.A.
      S.S. or I.R.S. Identification Nos. of Above Person: THIS OPTIONAL INFORMATION HAS BEEN EXCLUDED TO MAINTAIN THE FILER'S PRIVACY.
--------------------------------------------------------------------------------
--------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions).

    [ ]  (a)
    [ ]  (b)
--------------------------------------------------------------------------------
--------------------------------------------------
3)  SEC Use Only.
--------------------------------------------------------------------------------
--------------------------------------------------
4)  Sources of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
--------------------------------------------------
5) [ ] Check box if Disclosure of Legal Proceedings is Required pursuant to Items 2(e) or 2(f).
--------------------------------------------------------------------------------
--------------------------------------------------
6)  Citizenship or Place of Organization:
     FRANCE
--------------------------------------------------------------------------------
--------------------------------------------------
7)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     4,658,000 SHARES
--------------------------------------------------------------------------------
--------------------------------------------------
8)  [ ] Check box if the Aggregate Amount in Row 7 Excludes Certain Shares.
--------------------------------------------------------------------------------
--------------------------------------------------
9)  Percent of Class Represented by Amount in Row 7:
     APPROXIMATELY 18.4%
--------------------------------------------------------------------------------
--------------------------------------------------
10) Type of Reporting Person (See Instructions):
     HC, CO

                                     14D-1

CUSIP No. 897844 10 6                                          Page 3 of 9 pages


1)  Name of Reporting Persons:  PUBLICIS COMMUNICATION
      S.S. or I.R.S. Identification Nos. of Above Person: THIS OPTIONAL INFORMATION HAS BEEN EXCLUDED TO MAINTAIN THE FILER'S PRIVACY.
--------------------------------------------------------------------------------
--------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions).

    [ ]  (a)
    [ ]  (b)
--------------------------------------------------------------------------------
--------------------------------------------------
3)  SEC Use Only.
--------------------------------------------------------------------------------
--------------------------------------------------
4)  Sources of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
--------------------------------------------------
5) [ ] Check box if Disclosure of Legal Proceedings is Required pursuant to Items 2(e) or 2(f).
--------------------------------------------------------------------------------
--------------------------------------------------
6)  Citizenship or Place of Organization:
     FRANCE
--------------------------------------------------------------------------------
--------------------------------------------------
7)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     4,658,000 SHARES
--------------------------------------------------------------------------------
--------------------------------------------------
8)  [ ] Check box if the Aggregate Amount in Row 7 Excludes Certain Shares.
--------------------------------------------------------------------------------
--------------------------------------------------
9)  Percent of Class Represented by Amount in Row 7:
     APPROXIMATELY 18.4%
--------------------------------------------------------------------------------
--------------------------------------------------
10) Type of Reporting Person (See Instructions):
     CO

     This Statement on Schedule 14D-1 also constitutes Amendment No. 12 to the
Schedule 13D with respect to the beneficial ownership of 4,658,000 Shares (as defined below) by Publicis S.A. and Publicis Communication. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is True North Communications Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 101 East Erie Street, Chicago, Illinois 60611.

     (b) This Statement on Schedule 14D-1 relates to the offer by Publicis S.A., a societe anonyme organized under the laws of France (the "Purchaser"), to purchase 9,619,904 shares of Common Stock, par value $.33-1/3 per share (the "Shares"), of the Company, or such greater number of Shares which, when added to the number of Shares owned by the Purchaser and its affiliates, constitutes a majority of the total number of Shares outstanding on a fully diluted basis (assuming the exercise or conversion, as applicable, of all outstanding options, rights and convertible securities (if any) and the issuance of all Shares that the Company is obligated to issue) as of the expiration of the Offer (as defined below), and (unless and until the Purchaser declares that the Rights Condition (as defined in the Offer to Purchase (as defined below)) has been satisfied, the associated Series A Junior Participating Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement (as defined in the Offer to Purchase), at a purchase price of $28 per Share (and associated Right), net to the seller in cash, without interest thereon, in each case upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached to and filed with this Schedule 14D-1 as Exhibits
(a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). According to the Company's Registration Statement under the Securities Act of 1933, on Form S-4, filed on November 26, 1997, as of November 18, 1997, there were 25,271,533 Shares outstanding. The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d); (g) This Statement is being filed by the Purchaser. The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser") and Schedule I ("Directors and Executive Officers of the Purchaser") of the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Purchaser, nor Somarel, Societe Civile Familiale, nor, to the best of its knowledge, any of the persons listed in Schedule I ("Directors and Executive Officers of the Purchaser") of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and the Proposed Publicis Combination; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 12 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 11 ("Purpose of the Offer and the Proposed Publicis Combination; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company") and Schedule I ("Directors and Executive Officers of the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser"), Section 10 ("Background of the Offer; Contacts with the Company"), Section 11 ("Purpose of the Offer and the Proposed Publicis Combination; Plans for the Company") and Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" and Section 16 ("Certain Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information required by Item 9 is set forth as Exhibit (g)(l) hereto and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 9 ("Certain Information Concerning the Purchaser") and Section 10 ("Background of the Offer; Contacts with the Company") and is incorporated herein by reference.

     (b)-(c) The information set forth in the "Introduction," Section 11 ("Purpose of the Offer and the Proposed Publicis Combination; Plans for the Company") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations") is incorporated herein by reference.

     (e) The information set forth in the "Introduction," Section 10 ("Background of the Offer; Contacts with the Company") and Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Offer to Purchase, dated December 15, 1997.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(5)   Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies
         and Nominees.
(a)(6)   Guidelines of the Internal Revenue Service for Certification of Taxpayer
         Identification Number on Substitute Form W-9.
(b)(1)   Credit Agreement, dated April 30, 1997, between Credit Lyonnais and the Purchaser.
(b)(2)   Credit Facility, dated May 2, 1997, between Banque Paribas and the Purchaser.
(b)(3)   Agreement, dated May 2, 1997, between Banque Nationale de Paris and the Purchaser.
(b)(4)   Credit Agreement, dated May 2, 1997, between Banque Francaise Du Commerce
         Exterieur and the Purchaser.
(b)(5)   Contract, dated May 2, 1997, between Union de Credit Pour Le Developpement
         Regional and the Purchaser.
(b)(6)   Line of Credit, dated May 2, 1997, between Banque OBC-Odier Bungener Courvoisier and the Purchaser.
(b)(7)   Line of Credit, dated April 9, 1997, between CIC-Paris and the Purchaser.
(c)(1)   Master Alliance Agreement and FCB Stockholders Agreement, each dated January 1,
         1989, between Publicis Communication and Foote, Cone & Belding Communications,
         Inc. ("FCB").
(c)(2)   Memorandum of Agreement, dated February 19, 1997, among the Purchaser, Publicis
         Communication, and Publicis-FCB Europe B.V. ("PBV"), on the one hand, and the
         Company, FCB and FCB International, Inc. ("FCBI"), on the other hand.
(c)(3)   Agreement, dated as of May 19, 1997, among the Purchaser, Publicis Communication, and PBV, on the one hand, and the Company, FCBI and True North Holdings
         Netherlands B.V., on the other hand.

(c)(4)   Pooling Agreement, dated as of May 19, 1997, by and among the Purchaser, Publicis
         Communication and the Company.
(d)      Not applicable.
(e)      Not applicable.
(f)      Not applicable.
(g)(1)   Audited consolidated financial statements and notes thereto of the Purchaser for the three years ended December 31, 1996, 1995 and 1994 and unaudited consolidated financial statements of the Purchaser for the six-month periods ended June 30, 1997 and 1996.
(h)(1)   Complaint of Publicis Communication seeking Declaratory and Injunctive Relief filed with the United States District Court for the Northern District of
         Illinois, Eastern Division on November 26, 1997
(h)(2)   Notice of Arbitration of True North in Connection with the May 1997 Agreements filed with the London Court of International Arbitration on December 3, 1997
(h)(3)   Answer and Counterclaims of True North seeking Declaratory and Injunctive Relief and Damages filed with the United States District Court for the Northern District
         of Illinois, Eastern Division on December 3, 1997
(h)(4)   True North's Motion for an Emergency Temporary Restraining Order, filed with the
         United States District Court for the Northern District of Illinois, Eastern
         Division on December 5, 1997
(h)(5)   Preliminary Injunction Order of the United States District Court for the Northern
         District of Illinois, Eastern Division, dated December 10, 1997.
(h)(6)   Publicis' Amended and Supplemental Complaint filed with the United States
         District Court for the Northern District of Illinois, Eastern Division on
         December 11, 1997
(h)(7)   Decision of the Seventh Circuit Court of Appeals, dated December 15, 1997

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PUBLICIS S.A.


                                    By: /s/ Maurice Levy
                                       ____________________________________
                                        Name:  Maurice Levy
                                        Title:  President


                                    PUBLICIS COMMUNICATION


                                    By: /s/ Jean-Paul Morin
                                       ____________________________________
                                        Name:  Jean-Paul Morin
                                        Title:  Secretaire General


Dated:  December 15, 1997